SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 10, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

10 April 2014

Smith & Nephew plc

Smith & Nephew announces the results of the voting by poll on the resolutions put to its Annual General Meeting held at 2pm on 10 April 2014.

Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
Ordinary resolutions

1. To receive and adopt the audited accounts	622,713,012	99.68	1,992,306	624,705,318	69.85	5,045,140

2. To approve the Directors' Remuneration Policy	586,941,104	93.50	40,818,512	627,759,616	70.19	1,990,842

3. To approve the Directors' Remuneration Report (excluding Policy)	615,870,158	97.97	12,774,146	628,644,304	70.29	1,106,154

4. To declare a final dividend	628,770,101	100.00	13,169	628,783,270	70.31	967,178

5. To re-elect Ian Barlow	621,147,090	98.82	7,417,483	628,564,573	70.28	1,185,885

6. To re-elect Olivier Bohuon	594,977,861	94.66	33,578,887	628,556,748	70.28	1,193,710

7. To re-elect The Rt. Hon Baroness Virginia Bottomley	626,993,802	99.72	1,764,180	628,697,982	70.30	1,052,476

8. To re-elect Julie Brown	624,669,673	99.36	4,039,988	628,709,661	70.30	1,040,797

9. To re-elect Michael Friedman	626,877,714	99.73	1,683,581	628,561,295	70.28	1,189,163

10. To re-elect Pamela Kirby	622,269,044	99.07	5,850,003	628,119,047	70.23	1,631,411

11. To re-elect Brian Larcombe	614,885,994	98.38	10,112,056	624,998,050	69.88	4,752,408

12. To re-elect Joseph Papa	620,630,053	98.74	7,931,190	628,561,243	70.28	1,189,215

13. To elect Roberto Quarta	614,101,334	97.74	14,201,797	628,303,131	70.25	1,447,327

14. To re-appoint Ernst & Young LLP as the Auditor	604,710,563	98.18	11,212,693	615,923,256	68.87	13,827,202

15. To authorise the Directors to determine the remuneration of the Auditor	614,150,230	98.94	6,593,008	620,743,238	69.41	9,007,220

16. To renew the Directors' authority to allot shares	597,137,440	94.98	31,566,807	628,704,247	70.30	1,046,211

Special resolutions

17. To renew the Directors' authority for the disapplication of the pre-emption rights	600,116,420	95.46	28,556,622	628,673,042	70.30	1,077,416

18. To renew the Directors' limited authority to make market purchases of the Company's own shares	628,428,141	99.96	264,227	628,692,368	70.30	1,058,090

19. To authorise general meetings to be held on 14 clear days' notice	537,865,394	85.54	90,887,829	628,753,223	70.30	997,235

The number of Ordinary Shares in issue on 8 April 2014 at 6pm (excluding shares held in Treasury) was 894,324,750. Shareholders are entitled to one vote per share. A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

A copy of the Resolutions passed as Special Business at the Annual General Meeting is being submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility at:  http://www.morningstar.co.uk/uk/nsm

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: +44 (0)20 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 10, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary